UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

For the fiscal year ended December 31, 2002
                          -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF
    1934

For the transition period from               to
                              ---------------  ---------------

Commission File Number:  1-10709
                         -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          PS 401(K)/PROFIT SHARING PLAN
                               701 Western Avenue
                             Glendale, CA 91201-2349

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            PS BUSINESS PARKS, INC.
                               701 Western Avenue
                             Glendale, CA 91201-2349

                          PS 401(k)/PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES


                                TABLE OF CONTENTS

                                                                            Page

Independent Auditors' Report                                                   1

Financial Statements:

   Statements of Net Assets Available for Plan Benefits                        2

   Statements of Changes in Net Assets Available for Plan Benefits             3

   Notes to Financial Statements                                               4

Supplemental Schedules:                                          Schedules
                                                                 ---------
   Assets Held for Investment Purposes                               I        11

   Party-In-Interest Transactions                                   II        12

   Reportable Transactions                                         III        13

                          Independent Auditors' Report
                          ----------------------------




To the Administrative Committee
PS 401(k)/Profit Sharing Plan
Glendale, California

We have audited the accompanying statements of net assets available for plan benefits of PS 401(k)/Profit Sharing Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available each of the years in the three year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, party-in-interest transactions and reportable transactions are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/S/ LINK, MURREL & CO.
Irvine, California
May 6, 2003

                          PS 401(k)/PROFIT SHARING PLAN

                       STATEMENTS OF NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS

                           December 31, 2002 and 2001


                                                   2002                2001
                                              --------------      --------------

Assets:
   Investments at fair value                   $ 41,595,533        $ 42,529,269

   Receivables:
      Participant contributions                     120,707              91,504
      Employer contributions                        113,874              86,973
                                              --------------      --------------

        Total Receivables                           234,581             178,477
                                              --------------      --------------

        Total Assets                             41,830,114          42,707,746

Liabilities:
   Accrued expenses                                 238,019              89,449
                                              --------------      --------------

        Total Liabilities                           238,019              89,449
                                              --------------      --------------

Net Assets Available for Plan Benefits         $ 41,592,095        $ 42,618,297
                                              ==============      ==============

                            See accompanying notes.
                                       2

                          PS 401(k)/PROFIT SHARING PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

              For the Years Ended December 31, 2002 , 2001 and 2000



                                                                 2002                2001               2000
                                                            --------------      --------------      --------------
Additions to Net Assets Attributed to:

   Investment income:
      Net appreciation (depreciation) in fair
        value of investments                                 $ (4,438,271)       $  2,659,232       $  1,528,858
      Interest income                                               8,395              31,049              3,517
      Dividend income                                           1,493,190           1,447,968            840,665
                                                            --------------      --------------      --------------
                                                               (2,936,686)          4,138,249          2,373,040

   Contributions:
      Participant                                               2,935,842           2,872,453                  -
      Employer                                                  2,457,646           2,149,187          3,000,000
                                                            --------------      --------------      --------------
                                                                5,393,488           5,021,640          3,000,000

        Total Additions                                         2,456,802           9,159,889          5,373,040
                                                            --------------      --------------      --------------

Deductions from Net Assets Attributed to:

   Benefits paid to participants                                3,328,933           3,130,273          6,241,920
   Administrative expenses                                        154,071              68,401            289,554
                                                            --------------      --------------      --------------

        Total Deductions                                        3,483,004           3,198,674          6,531,474
                                                            --------------      --------------      --------------

Net Increases (Decreases) in Net Assets Available for
Benefits                                                       (1,026,202)          5,961,215         (1,158,434)

Net Assets Available for Benefits:

   Beginning of year                                           42,618,297          36,657,082         37,815,516
                                                            --------------      --------------      --------------

   End of year                                               $ 41,592,095        $ 42,618,297       $ 36,657,082
                                                            ==============      ==============      ==============

                            See accompanying notes.
                                       3

                          PS 401(k)/PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 2002


1.       Summary of Significant Accounting Principles

         Basis of Presentation
         ---------------------

         PS 401(k)/Profit Sharing Plan (the "Plan") encompasses Public Storage, Inc., PS Business Parks, Inc. and their majority owned subsidiaries (the "Company"). Prior to January 1, 2001, the Plan name was Public Storage, Inc. Profit Sharing Plan.

         Basis of Accounting
         -------------------

         The financial statements of the Plan are prepared using the accrual method of accounting.

         Estimates
         ---------

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         Income Tax Status
         -----------------

         The Plan is patterned after a prototype plan which was determined to qualify under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. The Plan is exempt from state taxes under similar statutes. The Plan was amended on December 29, 1994 to comply with the 1986 Tax Reform Act. A determination letter was received on January 10, 1996 from the Internal Revenue Service to inform the Company that the amended Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Code. On April 1, 1996, the Plan was amended to provide a hardship distribution provision. On December 29, 1997, the Plan was amended to include employees on leave of absence as eligible participants. On January 1, 2001, the plan effected a 401(k) Safe Harbor Plan amendment which is determined to qualify under Section 401(k) of the Code. A determination letter was received on March 14, 2003.

         The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

1.       Summary of Significant Accounting Principles (continued)

         Investment Valuation
         --------------------

         On January 1, 2001, the Plan's administrative committee (the Committee) transferred the Plan's assets from Wells Fargo Bank to Salomon Smith Barney.

         Investments in cash equivalents (liquid funds, money market funds and time deposits) are valued at cost, which approximates fair value. Investments in mutual funds are stated at fair value. All other securities are valued at the last reported sale price on the last business day of the Plan year or at quoted market price. Interest and dividend income is recognized when earned.

         Unrealized gains and losses result from the change in the fair value of investments held at both the beginning and end of the year, the difference between cost and year-end fair value for investments acquired during the year, and adjustments for unrealized gains and losses previously recognized on investments sold during the year.

2.       Description of the Plan

         The following description of the plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

         The PS 401(k)/Profit Sharing Plan is a defined contribution plan for the benefit of all permanent employees of the Company who have completed at least one year of service and attained 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Although it has not expressed the intention to do so, the Company has the right to terminate the Plan subject to ERISA provisions. The Plan allows interim allocations of Company contributions and earnings or losses of trust fund assets among participants. Major provisions of the Plan, as amended effective April 1, 1996, December 29, 1997 and January 1, 2001 are as follows:

         Contributions
         -------------

         Employee contributions to the Plan (voluntary contributions) are deferrals of the employee's compensation made through a direct reduction of compensation in each payroll period. The maximum annual tax deferred contribution amount is limited to $11,000. The Company contributes 3% of the employee's compensation for all participants in the Plan. In 2000, the Company made profit sharing contributions to the Plan which were allocated to each participant's account based on the proportion of the participant's compensation to total compensation as defined.

         Participant Accounts
         --------------------

         Each participant's account is credited with the participant's and the Company's contribution.

         Forfeitures are allocated on the same basis as Company profit sharing contributions.

         Vesting
         -------

         Employee deferrals and the 3% Company contribution are 100% vested and non-forfeitable. Pre-January 2001 profit sharing Company contribution balances vest as follows:

         Generally, each participant's account becomes 10 percent vested (non-forfeitable) after two years of service (as defined), 20 percent after three years of service and an additional 20 percent for each additional year of service thereafter.

         Upon death, severance by reason of disability, or the attainment of the participant's sixty-fifth birthday, a participant automatically becomes fully vested to the extent of the balance in their account. In the event the Plan is terminated or contributions are completely discontinued, each participant becomes fully vested.

         Allocation of Earnings or Losses of pre-January 1, 2001 Trust Fund
         ------------------------------------------------------------------
         Assets
         ------

         For the year ended December 31, 2000, earnings or losses of Trust Fund assets were allocated to each participant's account in the ratio that the account balance had to the aggregate of all account balances as of the valuation date.

         Investment Options
         ------------------

         For the year ended December 31, 2002, upon enrollment in the Plan, a participant may direct contributions in any of the following fourteen investment options.

         AIM International Equity Fund
         Alliance Premier Growth Fund
         Oppenheimer Discovery Fund
         PS Business Parks, Inc. Common Stock
         Public Storage, Inc. Common Stock
         Public Storage, Inc. Depository Shares Equity A Stock
         Smith Barney Fundamental Value Fund
         Smith Barney S&P 500 Index
         Smith Barney Small Cap Growth Opportunity Fund
         Van Kampen Growth and Income Fund
         Smith Barney U.S. Government Securities Fund
         Alliance Technology Fund
         Smith Barney Retirement Portfolio
         Van Kampen Emerging Growth Fund

         Participants may change their investment options at any time.

         Distributions from the Trust Fund
         ---------------------------------

         Distributions of each participant's vested account balance upon severance or death are made in a single lump sum payment; or if the participant's vested account balance exceeds $5,000, payment may be deferred up until April 1st of the calendar year in which the participant reaches 70 1/2 years of age.

         Additionally, the Plan provides for hardship distributions (as defined) at the discretion of the Committee.

         Generally, distributions are made no later than 60 days after the close of the Plan year in which the participant becomes eligible for such distributions. Under certain circumstances, participants of the Plan as of December 31, 1983 may elect alternative distribution methods.

         Forfeitures
         -----------

         The non-vested portion of a participant's account is forfeited as of the date of distribution of his/her vested interest. Employees resuming participation in the Plan prior to incurring the greater of five consecutive one-year breaks in service, or their prior service if greater than five years, may have the non-vested portion of their account balance restored upon repayment to the Plan of the full amount of such previously distributed vested interest. Restoration of the non-vested portion of a participant's account is to be made first from available forfeitures and then from Company contributions.

3.       Investments

         All of the investments are under the custody of Salomon Smith Barney under a non-discretionary trust agreement with the Plan. Discretionary authority for the purchase and sale of plan assets is vested in the Committee. The following table presents the fair value of investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified. The fair value of investments is determined by quoted market price.

         The fair value of investments held by the Plan at December 31, 2002 and 2001 are summarized below:

                                                2002                  2001
                                           ---------------       ---------------

Money Market Funds                          $   5,429,428         $   3,124,526
Mutual Funds                                   17,732,618            19,973,662

Equity Securities:
   Public Storage, Inc. Common                 15,324,125            17,820,840
   Public Storage, Inc. Preferred               2,789,321             1,447,518
   PS Business Parks, Inc. Common                 320,041               162,723
                                           ---------------       ---------------

      Total Equity Securities                  18,433,487            19,431,081
                                           ---------------       ---------------

Total Investments                           $  41,595,533         $  42,529,269
                                           ===============       ===============

         The following presents the fair value of investments at December 31, 2002 and 2001 that represent 5% or more of the Plan's net assets:

                                             2002                 2001
                                         --------------       --------------
   Money Market Funds                     $  5,429,428         $  3,124,526
   Mutual Funds:
      Smith Barney S&P 500 Index          $  8,634,589         $ 12,170,926
      Smith Barney US Government
           Securities Fund                $  4,584,549         $  4,186,664

   Public Storage, Inc. Common            $ 15,324,125         $ 17,820,840

   Public Storage, Inc. Preferred         $  2,789,321                    -

4.       Plan Administration

         The Committee appointed by the Company's Board of Directors administers the Plan. The Committee is now comprised of six officers and managers of the Company.

         Prior to 1988, the Company paid for all expenses (excluding investment advisory expenses) incurred for the administration of the Plan, although it was not obligated to do so under the terms of the Plan. Beginning in 1988, the Company's policy is to reimburse the Plan, at the Committee's discretion, for certain legal and administrative fees incurred for the administration of the Plan. None of these expenses were reimbursed during the plan years ended December 31, 2002, 2001, and 2000.

5.       Party-in-Interest Transactions

         There were no party-in-interest transactions that are prohibited by ERISA Section 406 and for which no statutory or administrative exemption exists.

6.       Benefits Owed To Terminated Participants

         For financial reporting purposes disbursements to terminated participants are reported when the check is written. Approximately $6,300,000 and $3,200,000 were owed to terminated participants at December 31, 2002 and 2001, respectively.

         At December 31, 2002 and 2001, forfeited nonvested amounts totaled $980,000 and $505,000, respectively. These accounts are allocated to individual participant's accounts in the ratio that each such eligible participant's compensation for the plan year bears to the total compensation of all such eligible participants for the plan year.

                                                                      SCHEDULE I


                          PS 401(k)/PROFIT SHARING PLAN

                              Schedule H, Line 4i -

                       Assets Held For Investment Purposes

                                December 31, 2002

                   Employer Identification Number: 95-2782164
                                Plan Number: 001

                                                         Cost       Fair Value
                                                         ----     --------------
Money Market Account
   Smith Barney Retirement Portfolio                       *         $5,429,428

Mutual Funds
   AIM International Equity Fund                           *            319,881
   Alliance Premier Growth Fund                            *            648,292
   Oppenheimer Discovery Fund                              *            227,714
   Smith Barney Fundamental Value Fund                     *          1,278,872
   Smith Barney S&P 500 Index                              *          8,634,589
   Smith Barney Small Cap Growth Opportunity Fund          *            419,114
   Van Kampen Growth and Income Fund                       *            642,662
   Smith Barney U.S. Government Securities Fund            *          4,584,549
   Alliance Technology Fund                                *            371,350
   Van Kampen Emerging Growth Fund                         *            605,595
                                                                  --------------

Total Mutual Funds                                                   17,732,618

Equity Securities
   Public Storage, Inc. Common Stock                       *         15,324,125
   Public Storage, Inc. Depository Shares Equity A Stock   *          2,789,321
   PS Business Parks, Inc. Common Stock                    *            320,041
                                                                  --------------

Total Equity Securities                                              18,433,487
                                                                  --------------

Total Investments                                                   $41,595,533
                                                                  ==============
* Pursuant to paragraph 2520.103-11, specifically, the special rule for certain participant directed transactions, cost information is omitted as the Plan's investments are participant directed.

                                                                     SCHEDULE II

                          PS 401(k)/PROFIT SHARING PLAN

                   Schedule Of Party-In-Interest Transactions

                                December 31, 2002

                   Employer Identification Number: 95-2782164
                                Plan Number: 001

A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions that are prohibited by ERISA
Section 406 and for which there is no statutory or administrative exemption.

                                                                    SCHEDULE III

                          PS 401(k)/PROFIT SHARING PLAN

                       Schedule Of Reportable Transactions

                                December 31, 2002

                   Employer Identification Number: 95-2782164
                                Plan Number: 001

A schedule of reportable transactions has not been presented because there were no such transactions noted for the year ended December 31, 2002.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          PS 401(K)/PROFIT SHARING PLAN

Date:    June 27, 2003

                                          By: /s/ Harvey Lenkin
                                              -----------------
                                              Harvey Lenkin
                                              Chairman, Administrative Committee